   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 29, 1999

                                                      REGISTRATION NO. 333-82737
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             -----------------------

                                 AMENDMENT NO. 1
                                       TO

                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                             -----------------------

                          NATIONAL HEALTH REALTY, INC.
             (Exact name of registrant as specified in its charter)



               MARYLAND                                  52-2059888
    (State or other jurisdiction of                   (I.R.S. Employer
    incorporation or organization)                 Identification Number)


                           100 VINE STREET, SUITE 1402
                          MURFREESBORO, TENNESSEE 37130
                            TELEPHONE: (615) 890-2020
   (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                             -----------------------

                             RICHARD F. LAROCHE, JR.
                           100 VINE STREET, SUITE 1402
                          MURFREESBORO, TENNESSEE 37130
                            TELEPHONE: (615) 890-2020
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                   COPIES TO:
                                SUSAN V. SIDWELL
                   HARWELL HOWARD HYNE GABBERT & MANNER, P.C.
                           1800 FIRST AMERICAN CENTER
                           NASHVILLE, TENNESSEE 37238
                                 (615) 256-0500

                             -----------------------

         APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after the effective date of this registration statement.

         If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

         If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

         If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier registration statement for the same offering. [ ]

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

         If delivery of the prospectus is expected to be made pursuant to Rule 434 under the Securities Act, please check the following box. [ ]

                            ------------------------




NATIONAL HEALTH REALTY HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL NATIONAL HEALTH REALTY SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8 (A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SEC, ACTING PURSUANT TO SAID SECTION 8 (A), MAY DETERMINE.

                                                           SUBJECT TO COMPLETION
                                                              SEPTEMBER 29, 1999

                                1,310,194 SHARES
                          NATIONAL HEALTH REALTY, INC.
                                  COMMON STOCK

         This prospectus relates to the possible offer and sale of up to 1,310,194 shares of our common stock, par value $0.01 per share, held or receivable upon conversion (as described below) by National Health Corporation; AdamsMark L.P.; The SARA Group; The Adams Group; Panther Creek Inv.; E. Rutherford Inv.; Daniel Family Partnership; S.C. Garrison; D. Doran Johnson Assoc.; James O. Keathley; Shannon Assoc.; Julia W. Powell; Charlotte A. Swafford; J.K. Twilla; and Riverview Assoc. (collectively the "Selling Holders"). This registration statement does not necessarily mean that the Selling Holders will offer or sell any of the shares of common stock.

         Limited partnership units in NHR/OP, L.P. were issued to National Health Corporation, AdamsMark L.P. and NHC, Inc. (the "Limited Partners") on December 31,1997 in connection with our formation and the contribution of certain real property assets by National HealthCare, L.P. Beginning on December 31, 1998, the limited partnership units held by the Limited Partners may be presented for redemption by the Limited Partners. In lieu of issuing cash upon the redemption, we may, at our option, cause the limited partnership units to be redeemed in exchange for our common stock on a one-to-one basis, subject to adjustment in the event we pay a dividend or distribution on our common stock in shares of common stock, split or subdivide our outstanding common stock, or effect a reverse stock split or other combination of our common stock into a smaller number of shares. We anticipate that we will elect to issue common stock rather than pay cash upon the redemption of any additional limited partnership units tendered, to the extent allowed without jeopardizing our real estate investment trust status under the Internal Revenue Code, but do not commit to such election.

         On March 31, 1999, NHC, Inc. surrendered its limited partnership units and received 94,440 shares of our common stock. NHC, Inc. then distributed those shares of our common stock to its shareholders, all of whom are listed as Selling Holders above.

         Our principal offices are located at 100 Vine Street, Suite 1402, Murfreesboro, Tennessee 37130 and our telephone number is (615) 890-2020. Our common stock is listed on the American Stock Exchange under the symbol "NHR." To assist us in qualifying as a real estate investment trust, the transfer of shares of our capital stock is restricted, and beneficial ownership by any person is limited to 9.8% of the number of our voting shares of capital stock.

         We will not receive any of the proceeds upon the sale of shares of common stock by the Selling Holders.


   THESE SECURITIES ARE SUBJECT TO CERTAIN RISKS. SEE RISK FACTORS ON PAGE 3.

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.




                 The date of this prospectus is _________, 1999.

                                TABLE OF CONTENTS




WHERE YOU CAN FIND MORE INFORMATION........................................1

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE............................1

FORWARD-LOOKING STATEMENTS.................................................2

RISK FACTORS...............................................................3

USE OF PROCEEDS...........................................................11

OUR BUSINESS..............................................................12

RELATIONSHIP WITH NATIONAL HEALTHCARE CORPORATION.........................13

DESCRIPTION OF CAPITAL STOCK..............................................15

SELLING HOLDERS...........................................................20

PLAN OF DISTRIBUTION......................................................21

LEGAL MATTERS.............................................................22

EXPERTS  .................................................................22

                       WHERE YOU CAN FIND MORE INFORMATION

         We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by us at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from commercial document retrieval services and at the web site maintained by the SEC at "http://www.sec.gov."

         We have filed with the SEC a registration statement on Form S-3 with respect to the common stock offered by this prospectus. As allowed by the SEC, this prospectus does not contain all the information you can find in the registration statement. Statements contained in the prospectus as to the contents of any contract, agreement or other document filed with the registration statement as exhibits are necessarily summaries of such documents, and each such statement is qualified in its entirety by reference to the copy of the applicable document filed as an exhibit to the registration statement. For further information about us and the securities offered hereby, reference is made to the registration statement and to the consolidated financial statements, schedules and exhibits filed as a part of such registration statement or incorporated by reference into such registration statement.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The SEC allows us to "incorporate by reference" information into this prospectus, which means important information may be disclosed to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, except for any information superseded by information in (or incorporated by reference in) this prospectus.

         You can obtain any of the documents incorporated by reference through either us or the SEC. Documents incorporated by reference are available from us at no cost to you, including any exhibit that we have specifically incorporated by reference in this prospectus. In order to obtain such documents incorporated by reference in this prospectus you may request them in writing or by telephone from the appropriate party at the following address:

                  National Health Realty, Inc.
                  100 Vine Street
                  Murfreesboro, Tennessee 37130
                  Attention:  Richard F. LaRoche, Jr., Shareholder Relations
                  (615) 890-2020

         This prospectus incorporates by reference the documents set forth below:

         NATIONAL HEALTH REALTY SEC FILINGS (File No. 001-13487)


         -  Our Annual Report on Form 10-K for the year ended December 31, 1998;
         - Our Quarterly Reports on Form 10-Q for the quarter ended March 31, 1999 and June 30, 1999

         - Our Proxy Statement dated March 1, 1999 relating to our annual meeting held on April 26, 1999;
         - The description of our common stock contained in our Registration Statement on Form 10 filed on December 5, 1997;

         We are also incorporating by reference additional documents that we may file with the SEC after the date of this prospectus.

                           FORWARD-LOOKING STATEMENTS

         Some statements in this prospectus constitute forward-looking statements. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995 and we are including this paragraph for purposes of complying with these safe harbor provisions. The forward-looking statements include, among other things, statements regarding our intent, belief or expectations of our Company and its officers. You can identify these statements by the use of terminology such as "may," "will," "expect," "believe," "intend," "plan," "estimate," "should" and other comparable terms or the negative thereof. In addition, we, through our senior management, from time to time make forward-looking oral and written public statements concerning our expected future operations and other developments. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of National Health Realty or industry results to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others:

          - the effect of existing or future governmental regulation and federal and state legislative and enforcement initiatives in the health care industry which increase the costs of or otherwise affect the operations of our lessees

          - changes in the reimbursement available to our lessees and mortgagors by governmental or private payors, including changes in Medicare and Medicaid payment levels and the availability and cost of third party insurance coverage

          - competition for lessees and mortgagors, including with respect to new leases and mortgages and the renewal or roll-over of existing leases

          - the ability of our lessees and mortgagors to operate our properties in a manner sufficient to maintain or increase revenues and to generate sufficient income to make rent and loan payments

          - general economic and business conditions, both nationally and in regions where we own property, including changes in interest rates and the availability and cost of capital to us

         Some of these factors are discussed in more detail elsewhere in the prospectus. There can be no assurance that the forward-looking statements included in the prospectus will prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements included herein, the inclusion of this information should not be regarded as a representation by us or any other person that our objectives and plans will be achieved. See "Risk Factors."

                                  RISK FACTORS


         WE RELY ON NATIONAL HEALTHCARE CORPORATION ALMOST EXCLUSIVELY FOR OUR REVENUE AND INCOME. The health care facilities owned by us consist of 16 skilled nursing centers, six assisted living centers and one retirement center each of which is leased to, and operated by, National HealthCare Corporation. In addition, we have made loans to third party owners of nursing centers managed by National HealthCare Corporation, which are secured by promissory notes. Because of this, our financial returns and our condition are dependent upon National HealthCare Corporation's successful operation of the health care facilities owned by us and the health care facilities securing the notes. Effective August 1, 1999, certain Notes are secured by 14 facilities leased to Integrated Health Services, Inc. ("IHS"). If National HealthCare Corporation is unable to operate the health care facilities owned by us or the 9 facilities securing the notes, or IHS is unable to operate the 14 facilities leased to it, in such a manner that the health care facilities are able to generate sufficient cash flow to pay the rent due under the leases or the interest and principal payments under the notes, it would have an adverse effect on our results of operation and the market value of our stock.


         IF NATIONAL HEALTHCARE CORPORATION VOLUNTARILY OR INVOLUNTARILY DEFAULTS UNDER THE TERMS OF A LEASE, WE WILL NEED TO FIND ANOTHER HEALTH CARE PROVIDER TO LEASE AND OPERATE THE FACILITY. As a real estate investment trust, we cannot operate a health care facility. Therefore, if National HealthCare Corporation defaulted on a lease, we would have to negotiate new lease terms with a new tenant, including rentals due, which terms may be less favorable than those of the defaulted lease. Also, we only own the real estate for the facilities. All of the equipment, furnishings and personal property belong to National HealthCare Corporation, and in the event a lease is terminated for any reason, either we or a new tenant will have to replace all equipment and furnishings. Any default under or termination of a lease could result in a reduction in revenue derived from the affected lease and any default under the leases at the same time could have an adverse effect on our results of operations and on the market value of our stock.

         WE ARE DEPENDANT ON NATIONAL HEALTHCARE CORPORATION AS OUR ADVISOR UNDER THE ADVISORY AGREEMENT, WHICH AGREEMENT CAN BE TERMINATED ON SHORT NOTICE. We have no employees to provide the services currently being provided by National HealthCare Corporation, our manager. We are advised by National HealthCare Corporation, under the supervision of our board of directors, which is ultimately responsible for our management. This advisory agreement can be terminated within 90 days; however, we have no other possible managers under consideration. In addition, all services provided by National HealthCare Corporation are actually by employees of National Health Corporation, since National HealthCare Corporation has no employees. Therefore, the termination of the advisory agreement by National HealthCare Corporation, or the termination by National Health Corporation of its employee services agreement would leave us with no employees to perform services for the company. Although we believe we could replace such employees, the termination of either of those agreements could have an adverse effect on our results of operation and the market value of our stock.

         SINCE ALL OF OUR DIRECTORS ALSO OCCUPY SIMILAR POSITIONS WITH NATIONAL HEALTHCARE CORPORATION, THERE WILL BE CONFLICTS OF INTEREST IN THEIR DUTIES TO NATIONAL HEALTHCARE

CORPORATION'S STOCKHOLDERS AND OUR STOCKHOLDERS. In the future, we are likely to purchase additional equity interests in real estate from, or make additional mortgage loans to, National HealthCare Corporation. Our directors will have a conflict of interest in assessing the quality of the management services, determining if the advisory agreement should be terminated, determining the price to be paid by us for additional assets which may be purchased from National HealthCare Corporation and the terms of any leases to be entered into between us and National HealthCare Corporation. Again, these future transactions between us and National HealthCare Corporation will not be negotiated on an arm's length basis and no assurance can be given that our directors will demand the same terms as might be demanded by a board of directors that was not involved in both sides of the transaction.

         Also, two of our directors who are also our executive officers are either directors or executive officers of National Health Investors, a real estate investment trust that is also advised by National HealthCare Corporation. This overlap of directors and executive officers may cause a conflict in the determination of our long term goals. These goals may include whether to terminate the advisory agreement and seek to expand our portfolio beyond the properties leased to National HealthCare Corporation, and whether we should consider a potential sale of all or substantially all of our assets or a potential merger with another real estate investment trust other than National Health Investors. These conflicts could have an adverse effect on our results of operation and the market value of our stock.

         PURSUANT TO THE ADVISORY AGREEMENT, WE HAVE AGREED TO ONLY DO BUSINESS WITH NATIONAL HEALTHCARE CORPORATION AND NOT TO COMPETE WITH NATIONAL HEALTH INVESTORS AS LONG AS NATIONAL HEALTHCARE CORPORATION HAS ADVISORY RELATIONSHIPS WITH BOTH COMPANIES. Therefore, there may be situations where we have cash available (such as from prepayments, insurance proceeds or condemnation settlements or receipt of normal payments on principal) at a time when National HealthCare Corporation does not have a need for additional funds. In these situations, we may not be able to invest such cash in an efficient manner which could have a material adverse impact on our results of operations and the market value of our stock. In addition, we are severely limited in our ability to grow and expand our business. Our board of directors does not intend to seek to expand our investments. Such a restriction could have an adverse effect on our results of operation and the market value of our stock.

         THERE MAY FROM TIME TO TIME BE DISPUTES BETWEEN US AS LESSOR AND NATIONAL HEALTHCARE CORPORATION AS LESSEE THAT ARE NOT RECOGNIZED AS CONFLICTS OR DEALT WITH IN AN INDEPENDENT MANNER. Since all of our board members are also board members of National HealthCare Corporation, it is uncertain whether potential disputes will be recognized as conflicts or that we will recognize a need for independent persons to determine how to resolve such disputes. When recognized, these disputes will be settled by binding arbitration; however, no assurance can be given that our board of directors will recognize conflicts between us and National HealthCare Corporation to the same extent that a group of independent directors might recognize conflicts. This failure to recognize conflicts between us and National HealthCare Corporation could result in us not making demands on National HealthCare Corporation which an independent board would make. Depending on the circumstances of such potential conflicts, failure to make certain demands could have an adverse effect on our results of operation and the market value of our stock.

         CHANGES IN GOVERNMENT REIMBURSEMENT AND PAYMENT POLICIES COULD MATERIALLY IMPACT OUR LESSEES AND MORTGAGORS AND THEIR ABILITY TO MAKE THE LEASE AND DEBT PAYMENTS TO US. Our properties are all involved in the health care industry. All of our lessees and mortgagors derive a substantial portion of their revenue from governmental programs. Such programs are highly regulated and are subject to frequent and substantial changes. In recent years, changes in Medicare and Medicaid programs have resulted in limitations on, and reduced levels of, payment and reimbursement for a substantial portion of hospital procedures and costs. Congress recently enacted the Balanced Budget Act of 1997, which establishes a plan to balance the federal budget by fiscal year 2002, and includes significant additional reductions in spending levels for the Medicare and Medicaid programs. These include among others, payment reductions directly affecting nursing homes and assisted living centers, establishment of prospective payment systems for skilled nursing facilities and home health agencies under Medicare. This legislation also repealed the federal payment standard (the "Boren Amendment") for nursing facilities under Medicaid, increasing states' discretion over the administration of Medicaid programs.

         Federal and state proposals are pending that would impose further limitations on governmental payments to health care providers such as our lessees and mortgagors and increase patient co-payments and deductibles. In addition, a number of states are considering legislation designed to reduce their Medicaid expenditures and to provide universal coverage and additional care for certain populations and/or to impose additional taxes on hospitals to help finance or expand the states' Medicaid programs. Significant additional reductions in payment levels could have a material adverse effect on the ability of our lessees and mortgagors ability to make lease and debt payments to us.


         AS OF JUNE 30, 1999, OUR DEBT REPRESENTS APPROXIMATELY 44% OF OUR TOTAL CAPITALIZATION. This debt level was primarily because National HealthCare L.P.'s contribution of the health care facilities to us resulted in our accounting for the health care facilities at the same book value as National HealthCare L.P.'s depreciated cost, and because such contribution is subject to certain assumed liabilities. In addition, there is no restriction in our articles of incorporation or our management policy limiting the amount of debt we may incur, although there are limits on us incurring additional debt beyond certain limits under our Bank Credit Agreement. If we are unable to meet our obligations under the various mortgage loans and guarantees, and if there are foreclosures or conveyances in lieu of foreclosure, we could lose our interest in certain promissory notes and our equity investment in the affected health care facilities we own.

         DURING 1999, A SIGNIFICANT AMOUNT OF OUTSTANDING LOANS MAY BE PREPAID, LEAVING US WITH CASH THAT MAY NOT BE ABLE TO BE SUCCESSFULLY INVESTED. At June 30, 1999, we had outstanding loans of approximately $62.0 million to Florida Convalescent Centers, Inc., a Florida corporation. In October 1998, NHC announced the terms of its settlement of certain litigation with FCC. As a result of that settlement, effective August 1, 1999, 14 licensed nursing homes previously managed by NHC are now leased to Integrated Health Services, Inc. Under the terms of the mortgage, we may receive prepayments of up to $62.0 million. We will attempt to reinvest any amounts repaid, but as noted above, there are restrictions on our ability to do so. In addition, our credit facility requires a portion of the prepayment be used to reduce the bank debt, although we may seek a waiver of this requirement. If there is a significant prepayment and we cannot successfully reinvest the money or must use it to reduce existing debt, there will be a reduction of cash flow.

         THE HEALTH CARE FACILITIES ARE LOCATED IN THE STATES OF ALABAMA, FLORIDA, MISSOURI, SOUTH CAROLINA AND TENNESSEE, ALL WITHIN THE SOUTHEASTERN UNITED STATES AND, THUS, SUBJECT TO POSSIBLE NEGATIVE GEOGRAPHICAL CONCENTRATION CONDITIONS. In addition, all but one of the notes are secured by health care facilities in Florida. Therefore, we will be subject to conditions in these geographic areas, such as local economies, natural disasters, real estate values, state regulation and reimbursement. The concentration of our assets in five states make us more susceptible to local conditions than if our property was spread over a wide geographic area.

         WE DO NOT HAVE WARRANTIES OF TITLE FOR SOME OF THE HEALTH CARE FACILITIES WE OWN. Certain health care facilities were transferred by a "quitclaim" deed and others by a fifty (50) year lease with a purchase option exercisable at any time by us for a nominal sum. Although National HealthCare Corporation has warranted good title to the extent described below, we have not obtained policies insuring title to the health care facilities. As a result, in the event of a title dispute, we have recourse solely to National HealthCare Corporation. With respect to any title problem or dispute, National HealthCare Corporation has agreed to indemnify, defend and hold us harmless only to the maximum extent National HealthCare Corporation has a claim against a predecessor-in-title or a title insurance company. We have no title insurance and could suffer significant losses if a title claim does not give rise to a claim against National HealthCare Corporation under its limited indemnity described in the foregoing sentence. Such a title claim could have an adverse effect on our results of operation and the market value of our stock.

         WE HAVE NOT SOUGHT, NOR WILL WE SEEK, A RULING FROM THE INTERNAL REVENUE SERVICE WITH RESPECT TO OUR QUALIFICATION AS A REAL ESTATE INVESTMENT TRUST. We were organized and intend to conduct our operations so as to qualify for federal income taxation as a real estate investment trust under Sections 856 through 860 of the Internal Revenue Code. Although management believes that we were organized and will continue to operate in such a manner, no assurance can be given that we will be able to operate in a manner so as to qualify or remain qualified. Qualification as a real estate investment trust involves the satisfaction of numerous requirements established under highly technical and complex code provisions for which there are only limited judicial and administrative interpretations. These requirements also involve the determination of various factual matters and circumstances not entirely within our control. For example, in order to qualify as a real estate investment trust, at least 95% of our gross income in any year must be derived from qualifying sources, and we must pay distributions to stockholders aggregating annually at least 95% of our taxable income (excluding capital gains). The complexity of these provisions and of the applicable treasury regulations that have been promulgated under the code is greater in the case of a real estate investment trust that holds its assets in partnership form. No assurance can be given that legislation, new regulation administrative interpretations or court decisions will not significantly change the tax laws with respect to qualification as a real estate investment trust or the federal income tax consequences of such qualification. We, however, are not aware of any pending tax legislation that would adversely affect our ability to operate as a real estate investment trust.

         If we were to fail to qualify as a real estate investment trust in any taxable year, we would be subject to federal income tax (including any applicable alternative minimum tax) on our taxable income at regular corporate rates. Also, unless entitled to relief under certain statutory provisions, we also would be disqualified from treatment as a real estate investment trust for the four taxable years following the year during which qualification was lost. This treatment would significantly reduce our net earnings available for investment or distribution to


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

stockholders because of the additional tax liability to us for the years involved. In addition, distributions to stockholders would no longer be required to be made.

         THE IRS COULD CHALLENGE OUR STATUS AS THE OWNER OF THE HEALTH CARE FACILITIES AND THE STATUS OF THE LEASES AS TRUE LEASES. If such a challenge were successful, we would not be entitled to claim depreciation with respect to any of the health care facilities. As a result, our taxable income might increase and we might fail to meet the 95% distribution requirement necessary to be taxed as a real estate investment trust. Even if such requirement were met, then a larger percentage of distributions from us might constitute ordinary dividend income, instead of a partial return of capital to our stockholders, or we could be subject to an excise tax. We have not sought, and will not seek, a ruling from the IRS with respect to our status as a real estate investment trust or the status of the leases.

         NATIONAL HEALTHCARE CORPORATION IS CURRENTLY PARTY TO A QUI TAM LAW SUIT, WHICH, IF DETERMINED ADVERSELY TO NATIONAL HEALTHCARE CORPORATION, COULD IMPACT ITS ABILITY TO SERVICE ITS LEASE PAYMENTS TO US. The law suit alleges that National HealthCare Corporation submitted cost reports and routine cost limit exception requests containing "fraudulent allocation of routine nursing services to ancillary service cost centers" and also alleges that National HealthCare Corporation improperly allocated skilled nursing service hours in four managed centers, all in the state of Florida. The suit was filed under the Qui Tam provisions of the Federal False Claims Act, commonly referred to as the "Whistleblower Act". National HealthCare Corporation has denied all allegations. National HealthCare Corporation will continue to fully cooperate with the government in an attempt to determine dollar amounts involved, and will and is aggressively pursuing an amicable settlement. National HealthCare Corporation cannot predict at this time the ultimate outcome of the suit. An adverse determination in the lawsuit could subject National HealthCare Corporation to repayments, fines and/or penalties which could have a material negative impact on the financial position, cash flow or results of operations of National HealthCare Corporation and could impact its ability to service its lease payments to us.

         THE HEALTH CARE FACILITIES ARE, AND ANY SUBSEQUENTLY ACQUIRED PROPERTIES WILL BE, SUBJECT TO VARIOUS REAL ESTATE RELATED RISKS. The value of any property owned by us may not appreciate or the value of any property securing our mortgage loans may depreciate. The acquisition of additional properties may be subject to our ability to borrow amounts sufficient to enable us to pay the properties' purchase price. There can be no assurance that any such acquisition will not be made on terms less favorable than the terms for the health care facilities and the notes.

         There can be no assurance that rates payable by National HealthCare Corporation under the leases would be paid by an independent lessee. Therefore, in the event National HealthCare Corporation defaults on or terminates a lease prior to its expiration, or in the event that a lease expires, there can be no assurance that a substitute lessee could be found nor that such a lessee, if found, would pay the same rent set forth in the relevant leases.

         Any lease arrangement creates the possibility that a tenant may either default on the lease or fail to exercise an option to renew the lease and in such event, we may be unable to lease such property to another tenant or, even if we could, such lease may be on less favorable terms than those of the original lease. There can be no assurance that National HealthCare Corporation will exercise its options to renew the leases upon the expiration of the initial terms or that, if such failure to renew were to occur, we could lease the property to others on favorable terms. In such an instance, we would continue to be responsible for payment of any indebtedness we had incurred with respect to such property.

         OUR STOCK IS SUBJECT TO CERTAIN TRANSFER AND OWNERSHIP LIMITATIONS IN OUR ARTICLES OF INCORPORATION. Provisions of our articles of incorporation, primarily intended to enable us to maintain our status as a real estate investment trust, authorize us to refuse to transfer our stock to, or prohibit exercise of rights by, any person who as a result would beneficially own, directly or indirectly by attribution, shares of our stock in excess of 9.8% of the outstanding stock or any person whose accumulation of such stock would, in the opinion of our Board of Directors, jeopardize our status as a real estate investment trust including as a result of a violation of the "related party tenant rules." Our articles of incorporation also authorize us to redeem excess stock, the accumulation of which would jeopardize our status as a real estate investment trust. In addition, our articles of incorporation prevents a stockholder from owning at any time, directly or indirectly by attribution, more than 9.8% of our outstanding stock. If these transfer or ownership restrictions are declared to be void as a matter of law or are violated by any person, common stock acquired in excess of these limits shall be deemed to have been acquired by and to be held on behalf of us and, as the equivalent of treasury shares for such purpose, shall not be considered to be outstanding for quorum or voting purposes and shall not be entitled to receive distributions.

         For us to qualify as a real estate investment trust in any taxable year (other than the first year for which we elect to be taxed as a real estate investment trust), no more than 50% of our outstanding stock may be owned, directly or indirectly by attribution, by five or fewer individuals (which for this purpose includes pension funds and certain other tax exempt entities) at any time during the second half of our taxable year. In addition, our stock must be owned by 100 or more persons during at least 335 days of a taxable year of twelve months or during a proportionate part of a short taxable year. Further, in all taxable years a large percentage (at least 75% and more likely 95%) of our income must generally be derived from lessees in which we do not own, directly or indirectly by attribution, a 10% or greater interest. We would be generally deemed to own that percentage interest in a lessee (including National HealthCare Corporation) owned by one of our stockholders who owned, directly or indirectly by attribution, 10% or more of our stock.

         The limitations on ownership of our stock set forth in our articles of incorporation are intended to reduce the possibility of us failing to meet the percentage ownership requirements for qualification as a real estate investment trust. However, such provisions may inhibit market activity with respect to our stock and the resulting opportunity for stockholders to receive a premium for their stock that might otherwise exist if an individual were attempting to assemble a block of our stock in excess of the applicable percentage limitation. Also, there can be no assurance that such provisions will in fact prevent us from failing to meet such ownership requirements. Accordingly, our articles of incorporation restricts stock ownership, directly or indirectly by attribution, to 9.8%.

         These provisions would also make us an unsuitable investment for any person seeking to obtain ownership of more than 9.8% of our outstanding voting equity. Although we do not anticipate that we will redeem or otherwise reduce the amount of outstanding stock except for excess shares, if such number of shares were reduced, the percentage limitation might be exceeded by a stockholder without any action on his part.

         AS THE OWNER OF THE HEALTH CARE FACILITIES, WE ARE SUBJECT TO POTENTIAL LIABILITIES UNDER ENVIRONMENTAL LAWS. Pursuant to the terms of the leases, we do not have control over the operational activities of National HealthCare Corporation, nor do we monitor National HealthCare Corporation with respect to environmental matters. Under various federal, state and local environmental laws, ordinances and regulations, such as the Resource Conservation and Recovery Act of 1976, the Solid Waste Disposal Act, the Hazardous and Solid Waste Amendments of 1984, the Clean Water Act, the Clean Air Act, the Superfund Amendments and the Reauthorized Act of 1986, the Emergency Planning and Right to Know Act, State Superfund Laws, and the Comprehensive Environmental Response, Compensation and Liability Act of 1980, an owner of real property (such as us) may be liable in certain circumstances for the costs of removal or remediation of certain hazardous or toxic substances at, under or disposed of in connection with such property. In addition, we may become subject to certain other potential costs such as provided under the Toxic Substance Control Act dealing with the disposal of hazardous waste (including government fines and injuries to persons and adjacent property) and OSHA rules and regulations. Such laws often impose such liability without regard to whether the owner knew of, or was responsible for, the presence or disposal of such substances and liability may be imposed on the owner in connection with the activities of an operator of the property. The cost of any required remediation, removal, fines or personal or property damages and the owner's liability therefore could exceed the value of the property and/or the aggregate assets of the owner. In addition, the presence of such substances, or the failure to properly dispose of or remediate such substances, may adversely affect the owner's ability to sell or rent such property or to borrow using such property as collateral which, in turn, would reduce our revenues and ability to make distributions. The master lease between the parties provides that National HealthCare Corporation will indemnify us for any environmental matters arising on or after January 1, 1998, but we are liable for any such matters arising before such date. Significant environmental problems on the health facilities could cause a significant reduction in the value of such property and could impose significant liability.

         WE BELIEVE WE DEPEND SUBSTANTIALLY ON ACTIVE INVOLVEMENT OF OUR SENIOR MANAGERS, INCLUDING OUR TWO EXECUTIVE OFFICERS W. ANDREWS ADAMS AND RICHARD F. LAROCHE, JR. (NEITHER OF WHICH ARE OUR EMPLOYEES). The loss of one or more of such officers could have a material adverse effect on our business and future operations. We do not maintain key-man insurance on the lives of our executive officers. We do not have employment agreements with our executive officers. The agreement by which such persons are made available to us is between National HealthCare Corporation and National Health Corporation and is outside our control. This agreement could be terminated between National HealthCare Corporation and National Health Corporation without our approval and without our involvement.

         IF OUR INFORMATION SYSTEMS EXPERIENCE INTERRUPTIONS DUE TO YEAR 2000 NON-COMPLIANCE, OUR OPERATIONS MAY BE AFFECTED. We have developed a plan to address our Year 2000 issues, and we are utilizing our internal resources to assess, remediate and test our systems. As a result of our advisory agreement with National HealthCare Corporation, we are completely reliant upon National HealthCare Corporation for our information technology systems and embedded technology. National HealthCare Corporation is also our sole lessee. National HealthCare Corporation is currently performing an evaluation of its information technology and embedded technology that are utilized in our operations. The Year 2000 readiness plan that we and National HealthCare Corporation have developed includes an inventory and review of all core application systems, networks, desktop systems, infrastructure and critical supply chains. Our Year 2000 readiness plan is focused on addressing Year 2000 readiness in the following four categories: (1) mainframe computer operations, critical applications and related networks, (2) personal computer hardware and software, (3) third party mortgagees and lessees, and (4) other third party vendors that provide such services as telecommunications and electrical power.


         For each of the above categories, we, through our advisor (National HealthCare Corporation), will perform or have performed the phases of assessment, remediation and testing of the applicable hardware, software or equipment, as applicable. Our assessment of category 1 has been completed with remediation and testing expected to be completed by October 1, 1999, and assessment of all of the other above categories is expected to be completed by October 1, 1999 with remediation and testing of such categories to be completed by December 31, 1999. We have also requested all mortgagees, lessees and other third party vendors (financial institutions, electrical providers, etc.) to disclose their current Year 2000 readiness and their plan for achieving Year 2000 readiness. Responses have been received from most vendors and third parties. For those vendors and third parties that have not yet responded, we are in the process of sending out additional requests. Although most third party vendors have indicated that they are currently Year 2000 compliant or expect to be compliant prior to January 1, 2000, there can be no assurance that such third parties will achieve Year 2000 compliance by January 1, 2000.


         Our sole lessee, National HealthCare Corporation, is currently in the process of evaluating its Year 2000 issues. National HealthCare Corporation has formed an internal task force and is utilizing its internal resources to assess, remediate and test its systems. National HealthCare Corporation has completed the assessment phase related to its mainframe computer operations and related networks. Although the majority of National HealthCare Corporation's information technology applications are already Year 2000 compliant, National HealthCare Corporation is currently modifying or replacing applications and hardware as necessary. National HealthCare Corporation is expected to complete the remediation and testing of any non-compliant applications and hardware by October 1, 1999. National HealthCare Corporation is currently in the assessment phase of its plan for personal computer applications and hardware, internal equipment utilizing embedded technology, third party payors and other third party vendors. National HealthCare Corporation is expected to complete the assessment phase for its personal computer applications and hardware and for its internal equipment by October 1, 1999 and to complete remediation and testing by December 31, 1999. It is expected that the assessments of National HealthCare Corporation's third party payors and third party vendors will be an ongoing process that will continue through December 31, 1999.

         As a result of our advisory agreement with National HealthCare Corporation, costs related to our Year 2000 readiness plan have not been material and are not expected to be material in future periods. No additional advisory fees have been charged to us related to the assessment, remediation or testing of our Year 2000 compliance.

         Our Year 2000 efforts are ongoing and our overall plan and cost estimations will continue to evolve as new information becomes available. The costs of our Year 200 compliance plan and the date on which we expect to complete it are based on current estimates, which reflect numerous assumptions about future events, including the continued availability of certain resources, the timing and effectiveness of third party remediation plans and other factors. We can give no assurance that these estimates will be achieved, and actual results could differ materially from our plans. Specific factors that might cause such material differences include, but are not limited to, the availability and cost of personnel trained in this area, the ability to locate and correct relevant computer source codes and embedded technology, the results of internal assessment, remediation and testing and the timeliness and effectiveness of remediation efforts of third parties. In addition, our analyses of our Year 2000 issues are based in part on information from third parties. There can be no assurance that such information is accurate or complete.

         OUR ARTICLES OF INCORPORATION CONTAINS CERTAIN PROVISIONS WHICH COULD MAKE AN ATTEMPTED TAKEOVER MORE DIFFICULT. We are authorized to issue up to 5,000,000 shares of preferred stock, the rights of which may be fixed by the board of directors without stockholder approval and 20,000,000 shares of excess stock. Our articles of incorporation provides for the classification of our board of directors into three classes, with each class of directors serving staggered terms of three years. The articles of incorporation also requires the approval of 70% of our outstanding stock to approve certain transactions and amend certain provisions of the articles of incorporation. The foregoing matters may have the effect of discouraging or making more difficult an acquisition or change of control. In addition, certain provisions of Maryland law regarding business combinations require approval of the holders of 80% of our outstanding voting shares.



                                 USE OF PROCEEDS


         We will not receive any proceeds from the sale of the shares of our common stock by the Selling Holders.

                                  OUR BUSINESS

GENERAL

         We are a Maryland real estate investment trust that was incorporated on September 26, 1997. NHR/OP, L.P., a Delaware limited partnership, is our operating entity and is 89% owned by us. We had no operations from the date of incorporation through December 31, 1997. At December 31, 1997, National HealthCare L.P. transferred certain assets and liabilities to us and NHR/OP, L.P. in exchange for 8,237,423 shares of our common stock and 1,310,194 limited partnership units of NHR/OP, L.P. National HealthCare L.P. then distributed our common stock and the limited partnership units of NHR/OP, L.P. to National HealthCare L.P.'s unitholders at the rate of one share or one unit for each National HealthCare L.P. unit outstanding on the record date of December 31, 1997. The limited partnership units of NHR/OP, L.P. were distributed to National Health Corporation, AdamsMark L.P. and NHC, Inc. in order to protect our real estate investment trust status.

         On December 31, 1997, through our subsidiary NHR/OP, L.P., we acquired ownership of 16 licensed skilled nursing facilities, one 160 bed certificate of need (now sold), six assisted living facilities and one independent living center (the "Health Care Facilities"). We additionally and simultaneously acquired 50 first and second mortgage secured promissory notes with a then outstanding balance of $94.4 million (the "Notes") from our then sole owner National HealthCare L.P. We then leased the Health Care Facilities to National HealthCare Corporation, a successor by merger to National HealthCare L.P. (the "Leases"). We also assumed certain debt of approximately $86.4 million. During 1998, we increased our investment in the HealthCare Facilities by $20.9 million, with a corresponding increase in rental income. Our revenues are derived primarily from National HealthCare Corporation under the Leases and the interest payments of the Notes.


         Thirty-eight of the Notes (representing approximately $62.0 million the principal amount and collateralized with 14 nursing facilities) are from Florida Convalescent Centers, Inc., and are currently leased to Integrated Health Services, Inc. The Florida Convalescent Center Notes bear interest at 10.25% and are due in 2004; however, we anticipate that they will be prepaid, without penalty as early as this year. We will make every effort to reinvest any amounts prepaid. However, if we use the money to reduce existing debt, this will result in a reduction of cash flow which may cause the dividend paid by us to remain flat for the near future. The balance of the Notes are secured by seven nursing facilities and seven separate makers and guarantors.


ASSUMED LIABILITIES.


         We assumed approximately $86.4 million of debt from National HealthCare L.P. but immediately refinanced approximately $75.0 million from a 9 member commercial bank group with Bank of Tokyo/Mitsubishi as Agent on a 5 year term loan of $75.0 million. An additional revolving line of credit of $20 million was also made available by this group, all but $4.5 million of which had been drawn by June 30, 1999. The interest rates on $11.7 million of the remaining assumed liabilities, $9.1 million as of June 30, 1999, include fixed rates of 8.4% and 8.3%. The interest rate on $3.2 million of the remaining assumed liabilities is at a variable rate (5.1% at June 30, 1999). The term loan and revolving line of credit currently bear interest at LIBOR plus 1.25% but the rate is subject to change based on our ratio of debt to capitalization. The bank loans require quarterly principal repayments beginning March, 2000 with a final maturity of December 31, 2002. In addition, the term loan requires that 60% of principal payments received by us with respect to the mortgages (other than regularly scheduled amortization payments) and 100% of the net proceeds from the sale of any of the owned Healthcare Facilities must be applied by us to prepayment of the outstanding principal of the term loan.


OUR INVESTMENT AND OTHER POLICIES.

         General.  Our  investment objectives are:

         -      to provide current income for distribution to stockholders,
         - to provide the opportunity for additional returns to investors by participating in any increase in the operating revenues of our leased properties;
         - to provide the opportunity to realize capital growth resulting from appreciation, if any, in the value of our portfolio properties, and
         -      to preserve and protect stockholders' capital.

There is no assurance that these objectives will be realized.

         Objectives and Policies. We were organized to own the Healthcare Facilities and Notes. Because of the competitive restrictions contained in the Advisory Agreement, we do not intend to seek further health care-related investment opportunities or to provide lease or mortgage financing for such investments. We expect to continue to engage in transactions with National HealthCare Corporation, but do not anticipate purchasing from, leasing to or financing other operators' facilities. Subject to the Advisory Agreement, the Board of Directors may alter our investment policies if they determine in the future that such a change is in the best interests of us and our stockholders. The methods of implementing our investment policies may vary as new investment and financing techniques are developed or for other reasons.

         Federal Income Tax. We believe that we have operated our business so as to qualify as a real estate investment trust under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended, and we intend to continue to operate in such a manner, but no assurance can be given that we will be able to qualify at all times. As a real estate investment trust, we will generally not be subject to federal corporate income taxes provided we distribute at least 95% of our annual taxable income to our stockholders and meet other requirements to continue to qualify as a real estate investment trust. This treatment substantially eliminates the "double taxation" (at the corporate and stockholder levels) that typically applies to corporate dividends.


                RELATIONSHIP WITH NATIONAL HEALTHCARE CORPORATION

NATIONAL HEALTHCARE CORPORATION MASTER AGREEMENT TO LEASE

         The Master Agreement to Lease (the "Master Agreement") with National HealthCare Corporation regarding the Health Care Facilities, sets forth certain terms and conditions applicable to all leases entered into by and between us and National HealthCare Corporation. The Leases are for an initial term expiring on December 31, 2007 with two five-year renewal options at the election of National HealthCare Corporation which allow for the renewal of the leases on an all-or-nothing basis only. During the initial term and each of the renewal terms (if applicable), National HealthCare Corporation is obligated to pay annual base rent for the respective Health Care Facilities plus additional rent described below. In addition, in each year after 1999, National HealthCare Corporation is obligated to pay us a percentage rent equal to 3% of the amount by which gross revenues of each Health Care Facility in such later year exceeds the gross revenues of such Health Care Facility in 1999.

         The Master Agreement is a "triple net lease", under which National HealthCare Corporation is responsible to pay all taxes, utilities, insurance premium costs, repairs (including structural portions of the buildings, constituting a part of the Health Care Facilities) and other charges relating to the ownership and operation of the Health Care Facilities. National HealthCare Corporation is obligated at its expense to keep all improvements and fixtures and other components of the Health Care Facilities covered by "all risk" insurance in an amount equal to the full replacement costs thereof, insurance against boiler explosion and similar insurance, flood insurance if the land constituting the Health Care Facility is located within a designated flood plain area and to maintain specified minimal personal injury and property damage insurance, protecting us as well as National HealthCare Corporation at such Health Care Facility. National HealthCare Corporation is also obligated to indemnify and hold us harmless from all claims resulting from the use and occupancy of each Health Care Facility by National HealthCare Corporation or persons claiming under National HealthCare Corporation and related activities, as well as to indemnify us against, all costs related to any release, discovery, cleanup and removal of hazardous substances or materials on, or other environmental responsibility with respect to, each Health Care Facility leased by National HealthCare Corporation.

ADVISORY AGREEMENT

         We entered into the Advisory Agreement with National HealthCare Corporation as "Advisor" under which National HealthCare Corporation provides us management and advisory services during the term of the Advisory Agreement. We believe the Advisory Agreement benefits us by providing access to National HealthCare Corporation's extensive experience in the ownership and management of long-term care facilities and retirement centers. In performing its obligations under the Advisory Agreement, National HealthCare Corporation is subject to the supervision of and policies established by our Board of Directors. Under the Advisory Agreement, we engaged National HealthCare Corporation to use its best efforts to:

         - present to us a continuing and suitable investment program consistent with our investment policies adopted by the Board of Directors from time to time;
         -       manage our day-to-day affairs and operations; and
         - provide administrative services and facilities appropriate for such management.

         This agreement also provides that prior to the earlier to occur of (A) the termination of the Advisory Agreement for any reason and (B) National HealthCare Corporation ceasing to be actively engaged as the investment advisor for National Health Investors, Inc., we will not (without the prior approval of National Health Investors) transact business with any party, person, company or firm other than National HealthCare Corporation. It is the intent of this restriction that we will not be actively or passively engaged in the pursuit of additional investment opportunities, but rather will focus upon our capacities as landlord and note holder of those certain assets initially conveyed to it.

         The Advisory Agreement was initially for a stated term which expires January 1, 2000. The Agreement thereafter is on a year to year term with a 90 day termination period at any time by either party without cause. We may terminate the Advisory Agreement for cause at any time. For its services under the Advisory Agreement, the Advisor is entitled to annual compensation of the greater of 2% of our gross consolidated revenues or the actual expense incurred by National HealthCare Corporation. The actual amount paid to National HealthCare Corporation in 1998 was $471,000. Either party may terminate the Advisory Agreement on 90 days notice after January 1, 2000.

         Pursuant to the Advisory Agreement, National HealthCare Corporation manages all of our day-to-day affairs and provides all such services through its personnel. The Advisory Agreement provides that without regard to the amount of compensation received by National HealthCare Corporation under the Advisory Agreement, National HealthCare Corporation shall pay all expenses in performing its obligations including the employment expenses of the officers and directors and personnel of National HealthCare Corporation providing services to us. The Advisory Agreement further provides that we shall pay the expenses incurred with respect to and allocable to the prudent operation of our business, including any fees, salaries, and other employment costs, taxes and expenses paid to our directors, officers and employees who are not also employees of National HealthCare Corporation. Currently, other than the directors who are not employees of National HealthCare Corporation, we do not have any officers or employees who are not also employees of National HealthCare Corporation. Our three executive officers, Mr. W. Andrew Adams, Mr. Robert G. Adams and Mr. LaRoche are employees of National HealthCare Corporation and all of their fees, salaries and employment costs are paid by National HealthCare Corporation, although a portion is allocated for their services to us.

                          DESCRIPTION OF CAPITAL STOCK

         COMMON STOCK


         We are authorized to issue 75,000,000 shares of common stock, par value $.01 per share, 5,000,000 shares of preferred stock, par value $0.1 per share and 20,000,000 excess shares. As of July 31, 1999, there were 9,588,823 shares of common stock, no shares of preferred stock and no excess shares outstanding.


         Each share of common stock is entitled to one vote on each matter submitted to a vote of stockholders. There is no right of cumulative voting in connection with the election of directors. Any of the shares of common stock issued and sold hereunder will be fully paid and nonassessable. Holders of our common stock are entitled to receive, pro rata, dividends declared by our board of directors out of funds legally available therefor. In the event of any liquidation, dissolution or winding up of us, our stockholders are entitled to share ratably in the assets available for distribution to stockholders. There are no pre-emptive or other subscription rights, conversion rights, or redemption or sinking fund provisions with respect to the common stock.

         PREFERRED STOCK

         Our board of directors is authorized to issue preferred stock in one or more series and, with respect to each series, to determine the number of shares constituting any series, and the preferences, conversion and other rights, voting powers, restrictions and limitations as to dividends, qualifications and terms and conditions of redemption.

         The preferred stock and the variety of characteristics available for it offers us flexibility in financing and acquisition transactions. An issuance of preferred stock could dilute the book value or adversely affect the relative voting power of the common stock. The issuance of such shares could be used to discourage unsolicited business combinations, for example, by providing for class voting rights which would enable the holder to block such a transaction. Although our board of directors is required when issuing such stock to act based on its judgment as to the best interests of our stockholders, the board of directors could act in a manner that would discourage or prevent a transaction some stockholders might believe is in our best interests or in which stockholders could or would receive a premium for their common stock over the market price.

         Our board of directors has authority to classify or reclassify authorized but unissued shares of preferred stock by setting or changing the preferences, conversion and other rights, voting powers, restrictions and limitations as to dividends, qualifications, and terms and conditions of redemption of stock.

         EXCESS SHARES AND REAL ESTATE INVESTMENT TRUST PROVISIONS

         Our articles of incorporation contains certain limitations on the number of shares of the common stock that any one stockholder may own, which limitations are designed to ensure that we maintain our status as a real estate investment trust.

         Upon demand of our board of directors, each stockholder must disclose to us such information with respect to direct and indirect ownership of stock owned (or deemed to be owned after applying the rules applicable to real estate investment trusts under the Code) as our board of directors deems reasonably necessary in order that we may fully comply with the real estate investment trust provisions of the Code. Proposed transferees of stock must also satisfy the board, upon demand, that such transferees will not cause us to fall out of compliance with such provisions.

         The Code generally prevents a company from qualifying as a real estate investment trust if more than 50% in value of its stock is owned, directly or indirectly, by five or fewer individuals, which includes certain entities treated as individuals (the "Closely-Held Rule"). Our articles of incorporation also limits any holder from owning, or being deemed to own after applying the constructive ownership provisions of the Code described above, shares of common stock having a value that is more than 9.8% (the "Ownership Limit") of the value of all outstanding stock. Under our articles of incorporation, any transfer of stock or any security convertible into stock that would create direct or indirect ownership of stock in excess of the Ownership Limit (a "prohibited transfer") shall be null and void, and the intended transferee will acquire no rights to the stock. Shares of stock owned, or deemed to be owned, or transferred to a stockholder in excess of the Ownership Limit will automatically be exchanged for Excess Shares that will be transferred, by operation of law, to an unaffiliated trustee to be named by our Board of Directors for the exclusive benefit (except to the extent described below) of one or more charitable beneficiaries designated from time to time by us. The Excess Shares held in trust will be considered as issued and outstanding shares of stock, will be entitled to receive distributions authorized and declared by us and may be voted by the trustee for the exclusive benefit of the charitable beneficiary. Any dividend or distribution paid to a purported transferee of Excess Shares prior to the discovery that stock has been transferred in a prohibited transfer shall be repaid to us upon demand and thereupon paid over by us to the trustee. Subject to applicable law, any votes of holders of shares of stock purported to have been cast by a purported transferee prior to such discovery of a prohibited transfer will be retroactively deemed not to have been cast and may be recast by the trustee for the benefit of the charitable beneficiary, but said retroactive nullification or recast of the vote of the relevant shares of stock shall not adversely affect the rights of any person (other than the purported transferee) who has relied in good faith upon the effectiveness of the matter that was the subject of the stockholder action as to which such votes were cast.

         Excess Shares are not transferable. Subject to our redemption rights, discussed below, the trustee of the trust may, however, sell and transfer the interest in the trust to a transferee in whose hands the interest in the trust representing Excess Shares would not be an interest in Excess Shares, and upon such sale the shares of Excess Shares represented by the sold interest shall be automatically exchanged for shares of stock of the class that was originally exchanged into such Excess Shares. Upon such sale, the trustee shall distribute to the purported transferee only so much of the sales proceeds as is not more than the price paid by the purported transferee in the prohibited transfer that resulted in the exchange of Excess Shares for the stock purported to have been transferred (or, if the purported transferee received such stock by gift, devise or otherwise without giving value for such stock, only an amount that does not exceed the market price for such stock, as determined in the manner set forth in our articles of incorporation, at the time of the prohibited transfer), and the trustee shall distribute all remaining proceeds from such sale to the charitable beneficiary.

         In addition to the foregoing transfer restrictions, we have the right, for a period of 90 days during the time any Excess Shares are held by the trustee, to purchase all or any portion of the Excess Shares from the trustee for the lesser of the price paid for the stock by the original purported transferee (or, if the purported transferee received such stock by gift, devise or otherwise without giving value for such stock, the market price of the stock as determined in the manner set forth in our articles of incorporation at the time of such prohibited transfer) or the market price (as so determined) of the stock on the date we exercise our right to purchase. Upon any such purchase by us, the trustee shall distribute the purchase price to the original purported transferee. The 90-day period begins on the date on which we receive written notice of the prohibited transfer or other event resulting in the exchange of stock for Excess Shares.

         Our articles of incorporation authorizes our Board of Directors to permit a transfer which would otherwise be prohibited if the our Board is satisfied that such transfer will not jeopardize our status as a real estate investment trust. Our articles of incorporation also provides that the provisions relating to Excess Shares of the Ownership Limit shall not apply to shares of capital stock acquired pursuant to an all cash tender offer for all outstanding shares of capital stock in conformity with applicable laws where not less than two-thirds of the outstanding shares of capital stock (not including securities held by the tender offeror and/or its affiliates and associates) are tendered and accepted pursuant to such tender offer and where the tender offeror commits in such tender offer, if the offer is accepted by the holders of two-thirds of the outstanding stock, promptly after the tender offeror's purchase of the tendered stock to give any non-tendering stockholders a reasonable opportunity to "put" their shares of stock to the tender offeror at a price not less than that paid pursuant to the tender offer.

         LIMITATION OF LIABILITY AND INDEMNIFICATION MATTERS

         The Maryland General Corporate Law (the "MGCL") permits a Maryland corporation to include in its articles of incorporation a provision limiting the liability of its directors and officers to the corporation and its stockholders from money damages, excluding liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty established by a final judgment as being material to the cause of action. Our articles of incorporation contains such a provision, which eliminates such liability to the maximum extent permitted by the MGCL.

         Our articles of incorporation obligates us, to the maximum extent permitted by Maryland law, to indemnify and to pay or reimburse reasonable expenses in advance of final disposition of a proceeding to (a) any present or former director or officer who is made a party to the proceeding by reason of his service in that capacity or (b) any individual who, at our request, serves or has served another entity and who is made a party to the proceeding by reason of his service in that capacity. The MGCL also permits us to indemnify and advance expenses to any person who served our predecessor in any of the capacities described above and to any employee or agent of us or our predecessor.

         The MGCL requires a corporation (unless its articles of incorporation provides otherwise, which our articles of incorporation does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he is made a party by reason of his service in that capacity. The MGCL permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines. settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made a party by reason of their service in those or other capacities unless it is established that (a) the act or omission of the director or officer was material to the matter giving rise tot he proceeding and (i) was committed in bad faith or (ii) was the result of active and deliberate dishonesty, (b) the director or officer actually received an improper personal benefit in money, property or services or (c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. However, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation. In addition, the MGCL requires us, as a condition to advancing expenses, to obtain (a) a written affirmation by the director or officer of his good faith belief that he has met the standard of conduct necessary for indemnification as authorized by the bylaws and (b) a written undertaking by or in his behalf to repay the amount paid or reimbursed by us if it shall ultimately be determined that the standard of conduct was not met. We will indemnify all of our officers and directors to the fullest extent permitted under Maryland law.


         BUSINESS COMBINATIONS

         Under the MGCL, certain "Business Combinations" (including a merger, consolidation, share exchange, or, in certain circumstances, an asset transfer or issuance of equity securities) between a Maryland corporation and any person who beneficially owns 10% or more of the voting power of our outstanding voting stock (an "Interested Stockholder") must be: (a) recommended by our board of directors; and (b) approved by the affirmative vote of at least (i) 80% of our outstanding shares entitled to vote and (ii) two-thirds of our outstanding shares entitled to vote that is not held by the Interested Stockholder with whom the business combination is to be effected, unless, among other things, our stockholders receive a minimum price (as defined in the statute) for their shares and the consideration is received in cash or in the same form as previously paid by the Interested Stockholder for his shares. In addition, an Interested Stockholder or any affiliate thereof may not engage in a "Business Combination" with us for a period of five years following the date he becomes an Interested Stockholder. These provisions of MGCL do not apply, however, to Business Combinations that are approved or exempted by our board of directors prior to a person's becoming an Interested Stockholder. We may expressly elect not to be governed by these provisions, in whole or in part, by so providing in our articles of incorporation or by adopting a articles of incorporation amendment.

         CONTROL SHARE ACQUISITIONS

         The MGCL provides that "control shares" of a Maryland corporation acquired in a "control share acquisition" may not be voted except to the extent approved by a vote of two-thirds of the votes entitled to be cast by stockholders excluding shares owned by the acquirer, officers and directors who are our employees. "Control shares" are shares that, if aggregated with all other shares previously acquired that the person is entitled to vote, would entitle the acquirer to vote (i) 20% or more but less than one-third, (ii) one-third or more but less than a majority, or (iii) a majority of the outstanding shares. Control shares do not include shares the acquiring person is entitled to vote because stockholder approval has previously been obtained. A "control share acquisition" means the acquisition of control shares, subject to certain exceptions.

         A person who has made or proposes to make a control share acquisition and who has obtained a definitive financing agreement with a responsible financial institution providing for any amount of financing not to be provided by the acquiring person may compel our board of directors to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares. If no request for a meeting is made, we may present the question at any stockholders' meeting.

         Subject to certain conditions and limitations, we may redeem any or all of the control shares, except those for which voting rights have previously been approved, for fair value determined, without regard to voting rights, as of the date of the last control shares acquisition or of any meeting of stockholders at which the voting rights of such shares are considered and not approved. If voting rights for control shares are approved at a stockholders' meeting and the acquirer is entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of such appraisal rights may not be less than the highest price per share in the control shares acquisition, and certain limitations and restrictions otherwise applicable to the exercise of dissenter's rights do not apply in the context of control share acquisition.

         The control share acquisition statute does not apply to shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction, or to the acquisitions approved or excepted by our articles of incorporation or Bylaws prior to a control share acquisition.

         The limitation on ownership of stock set forth in our articles of incorporation, as well as Maryland business combination and control share acquisition statutes could have the effect of discouraging offers to acquire us and of increasing the difficulty of consummating any such offer.

         TRANSFER AGENT AND REGISTRAR

         SunTrust Bank in Atlanta is the transfer agent and registrar for our common stock.




                                 SELLING HOLDERS


         As of September 29, 1999, the only Limited Partners are National
Health Corporation and AdamsMark L.P. The NHR/OP, L.P. units may be requested to be redeemed by National Health Corporation and AdamsMark L.P. at any time. Assuming the issuance of our common stock upon the redemption of the limited partnership units on a one-for-one basis, the following table sets forth information with respect to the Selling Holders as of September 29, 1999. The term Selling Holders includes the Selling Holders listed below and their transferees, pledgees, donees, or other successor:



                                                        NUMBER OF SHARES
                    NAME                                      OWNED
        ----------------------------                    ----------------
        National Health Corporation                          644,000
        AdamsMark L.P.                                       571,754
        The SARA Group                                        18,236
        The Adams Group                                       39,591
        Panther Creek Inv.                                     5,963
        E. Rutherford Inv.                                     5,269
        Daniel Family Partnership                              2,358
        S. C. Garrison                                         2,080
        D. Doran Johnson Association                           2,497
        James O. Keathley                                      2,220
        Shannon Association                                    8,875
        Julia W. Powell                                          970
        Charlotte A. Swafford                                  1,942
        J. K. Twilla                                           1,942
        Riverview Association                                  2,497



         In addition to the shares of common stock issuable upon conversion of the limited partnership units listed above, National Health Corporation also owned 594,924 shares of our common stock. Since the Selling Holders may sell all, some or none of their shares, no estimate can be made of the aggregate number of shares that are to be offered by the Selling Holders hereby or that will be owned by each Selling Holder upon completion of the offering to which this prospectus relates. AdamsMark L.P. and The Adams Group are affiliated entities of W. Andrew Adams, who is the President and a Director of National Health Realty, Inc. and National HealthCare Corporation. The SARA Group is an affiliated entity of Robert G. Adams, who is the Senior Vice President and a Director of National Health Realty, Inc. and National HealthCare Corporation. Panther Creek Inv. is an affiliated entity of Ernest G. Burgess, III, who is a Director of National Health Realty, Inc. and National HealthCare Corporation.
E. Rutherford Inv. is an affiliated entity of D. Gerald Coggin, who is a Vice President of National HealthCare Corporation. Daniel Family Partnership is an affiliated entity of Donald K. Daniel, who is a Vice President and Controller of National HealthCare Corporation. Shannon Association is an affiliated entity of Richard F. LaRoche, Jr., who is a Senior Vice President of National Health Realty, Inc. and National HealthCare Corporation. Julia W. Powell is a Vice President of National HealthCare Corporation. Charlotte A. Swafford is Treasurer of National HealthCare Corporation. J. K. Twilla is a Director of National Health Realty, Inc. and National HealthCare Corporation. Riverview Association is an affiliated entity with Olin O. Williams, who is a Director of National Health Realty, Inc. and National HealthCare Corporation.

         Transferees of the Selling Holders may also be Selling Holders under this prospectus. For example, National Health Corporation has pledged its limited partnership units to NationsBank, N.A. in connection with a loan transaction and in the event of a default under the loan, NationsBank, N.A. may become a Selling Holder. One or more supplemental prospectuses will be filed pursuant to Rule 424 under the Securities Act to set forth the required information regarding any additional Selling Holders.


                              PLAN OF DISTRIBUTION


         This prospectus relates to (i) the offer and sale from time to time of any shares that may be issued to the Limited Partners upon the redemption of such units and (ii) the offer and sale from time to time of the 94,440 shares of our common stock currently held by the Selling Holders. We have registered the shares for sale to provide the holders thereof with freely tradable securities, but registration of such shares does not necessarily mean that any of such shares will be offered or sold by the holders thereof.

         We will not receive any proceeds from the offering by the Selling Holders. Shares of our common stock may be sold from time to time to purchasers directly by any of the Selling Holders. Alternatively, the Selling Holders may from time to time offer the shares through dealers or agents, who may receive compensation in the form of commissions from the Selling Holders and/or the purchasers of shares for whom they may act as agent. The sale of the shares by Selling Holders may be effected from time to time in one or more negotiated transactions at negotiated prices or in transactions on any exchange or automated quotation system on which the securities may be listed or quoted. The Selling Holders and any dealers or agents that participate in the distribution of shares of our common stock may be deemed to be underwriters within the meaning of the Securities Act and any profit on the sale of shares of our common stock by them and any commissions received by any such dealers or agents might be deemed to be underwriting commissions under the Securities Act.


         In order to comply with certain states securities laws, if applicable, the shares of our common stock will not be sold in a particular state unless the shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

         One or more supplemental prospectuses will be filed pursuant to Rule 424 under the Securities Act to describe any material arrangements for the distribution of the shares when such arrangements are entered into by the Selling Holders and any broker-dealers that participate in the distribution of shares of our common stock.

                                  LEGAL MATTERS

         Certain legal matters in connection with the common stock being offered by this prospectus will be passed upon for us by Harwell Howard Hyne Gabbert & Manner, P.C., Nashville, Tennessee.

                                     EXPERTS

         The audited consolidated financial statements and schedules of National Health Realty, Inc. incorporated by reference in this prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.          OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

         The following table sets forth the estimated costs and expenses (all of which will be paid by National Health Realty) in connection with the offering described in the registration statement.


        SEC Registration Fee                                         $  3,915
        American Stock Exchange Listing Fee                            17,500
        Printing and Engraving Expense                                  1,000
        Legal Fees and Expenses                                        10,000
        Auditors' Fees and Expenses                                     2,500
        Transfer Agent and Registrar Fees and Expenses                  2,500
        Miscellaneous                                                   2,585
                                                                     --------
        Total                                                        $ 40,000
                                                                     ========


ITEM 15.       INDEMNIFICATION OF DIRECTORS AND OFFICERS.

        Our articles of incorporation provide that we will indemnify our directors and officers to the fullest extent allowed under Maryland law.

        Section 2-418 of the Maryland General Corporation Law provides as follows:

        (a) DEFINITIONS. In this section the following words have the meanings indicated.

               (1) "Director" means any person who is or was a director of a corporation and any person who, while a director of a corporation, is or was serving at the request of the corporation as a director, officer, partner, trustee, employee, or agent of another foreign or domestic corporation, partnership, joint venture, trust, other enterprise, or employee benefit plan.

               (2) "Corporation" includes any domestic or foreign predecessor entity of a corporation in a merger, consolidation, or other transaction in which the predecessor's existence ceased upon consummation of the transaction.

               (3) "Expenses" include attorney's fees.

               (4) "Official capacity" means the following:

                   (i) When used with respect to a director, the office of director in the corporation; and

                  (ii) When used with respect to a person other than a director as contemplated in subsection (j), the elective or appointive office in the corporation held by the officer, or the employment or agency relationship undertaken by the employee or agent in behalf of the corporation.

                  (iii) "Official capacity" does not include service for any other foreign or domestic corporation or any partnership, joint venture, trust, other enterprise, or employee benefit plan.

                  (5) "Party" includes a person who was, is, or is threatened to be made a named defendant or respondent in a proceeding.

                  (6) "Proceeding" means any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, or investigative.


         (b)      PERMITTED INDEMNIFICATION OF DIRECTOR.

                  (1) A corporation may indemnify any director made a party to any proceeding by reason of service in that capacity if the director:

                  (i) Acted in good faith;

                  (ii) Reasonably believed:

                       1. In the case of conduct in the director's official capacity with the corporation, that the conduct was in the best interests of the corporation; and

                       2. In all other cases, that the conduct was at least not opposed to the best interests of the corporation; and

                  (iii) In the case of any criminal proceeding, had no reasonable cause to believe that the conduct was unlawful.

                  (2) (i) Indemnification may be against judgments, penalties, fines, settlements, and reasonable expenses actually incurred by the director in connection with the proceeding.

                  (ii) However, if the proceeding was one by or in the right of the corporation, indemnification may be made only against reasonable expenses and may not be made in respect of any proceeding in which the director shall have been adjudged to be liable to the corporation.

                  (3) The termination of any proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent creates a rebuttable presumption that the director did not meet the requisite standard of conduct set forth in this subsection.

         (c) NO INDEMNIFICATION OF DIRECTOR LIABLE FOR IMPROPER PERSONAL BENEFIT. A director may not be indemnified under subsection (b) of this section in respect of any proceeding charging improper personal benefit to the director, whether or not involving action in the director's official capacity, in which the director was adjudged to be liable on the basis that personal benefit was improperly received.

         (d) REQUIRED INDEMNIFICATION AGAINST EXPENSES INCURRED IN SUCCESSFUL DEFENSE. -- Unless limited by the articles of incorporation:

                  (1) A director who has been successful, on the merits or otherwise, in the defense of any proceeding referred to in subsection (b) of this section shall be indemnified against reasonable expenses incurred by the director in connection with the proceeding.

                  (2) A court of appropriate jurisdiction, upon application of a director and such notice as the court shall require, may order indemnification in the following circumstances:

                  (i) If it determines a director is entitled to reimbursement under paragraph (1) of this subsection, the court shall order indemnification, in which case the director shall be entitled to recover the expenses of securing such reimbursement; or

                  (ii) If it determines that the director is fairly and reasonably entitled to indemnification in view of all the relevant circumstances, whether or not the director has met the standards of conduct set forth in subsection (b) of this section or has been adjudged liable under the circumstances described in subsection (c) of this section, the court may order such indemnification as the court shall deem proper. However, indemnification with respect to any proceeding by or in the right of the corporation or in which liability shall have been adjudged in the circumstances described in subsection
(c) shall be limited to expenses.

                  (3) A court of appropriate jurisdiction may be the same court in which the proceeding involving the director's liability took place.

         (e)      DETERMINATION THAT INDEMNIFICATION IS PROPER.

                  (1) Indemnification under subsection (b) of this section may not be made by the corporation unless authorized in the specific case after a determination has been made that indemnification of the director is permissible in the circumstances because the director has met the standard of conduct set forth in subsection (b) of this section.

                  (2) Such determination shall be made:

                  (i) By the board of directors by a majority vote of a quorum consisting of directors not, at the time, parties to the proceeding, or, if such a quorum cannot be obtained, then by a majority vote of a committee of the board consisting solely of two or more directors not, at the time, parties to such proceeding and who were duly designated to act in the matter by a majority vote of the full board in which the designated directors who are parties may participate;

                  (ii) By special legal counsel selected by the board of directors or a committee of the board by vote as set forth in subparagraph (i) of this paragraph, or, if the requisite quorum of the full board cannot be obtained therefor and the committee cannot be established, by a majority vote of the full board in which directors who are parties may participate; or

                  (iii) By the stockholders.

                  (3) Authorization of indemnification and determination as to reasonableness of expenses shall be made in the same manner as the determination that indemnification is permissible. However, if the determination that indemnification is permissible is made by special legal counsel, authorization of indemnification and determination as to reasonableness of expenses shall be made in the manner specified in subparagraph (ii) of paragraph (2) of this subsection for selection of such counsel.

                  (4) Shares held by directors who are parties to the proceeding may not be voted on the subject matter under this subsection.

         (f)      PAYMENT OF EXPENSES IN ADVANCE OF FINAL DISPOSITION OF ACTION.

                   (1) Reasonable expenses incurred by a director who is a party to a proceeding may be paid or reimbursed by the corporation in advance of the final disposition of the proceeding, after a determination that the facts then known to those making the determination would not preclude indemnification under this section, upon receipt by the corporation of:

                  (i) A written affirmation by the director of the director's good faith belief that the standard of conduct necessary for indemnification by the corporation as authorized in this section has been met; and

                  (ii) A written undertaking by or on behalf of the director to repay the amount if it shall ultimately be determined that the standard of conduct has not been met.

                  (2) The undertaking required by subparagraph (ii) of paragraph
(1) of this subsection shall be an unlimited general obligation of the director but need not be secured and may be accepted without reference to financial ability to make the repayment.

                  (3) Determinations and authorizations of payments under this subsection shall be in the manner specified in subsection (e) of this section.

         (g) VALIDITY OF INDEMNIFICATION PROVISION. A provision for the corporation to indemnify a director who is made a party to a proceeding, whether contained in the articles of incorporation, the bylaws, a resolution of stockholders or directors, an agreement or otherwise, except as contemplated by subsection (k) of this section, is not valid unless consistent with this section or, to the extent that indemnity under this section is limited by the articles of incorporation, consistent with the articles of incorporation.

         (h) REIMBURSEMENT OF DIRECTOR'S EXPENSES INCURRED WHILE APPEARING AS A WITNESS. This section does not limit the corporation's power to pay or reimburse expenses incurred by a director in connection with an appearance as a witness in a proceeding at a time when the director has not been made a named defendant or respondent in the proceeding.

         (i) DIRECTOR'S SERVICE TO EMPLOYEE BENEFIT PLAN. For purposes of this section:

                  (1) The corporation shall be deemed to have requested a director to serve an employee benefit plan where the performance of the director's duties to the corporation also imposes duties on, or otherwise involves services by, the director to the plan or participants or beneficiaries of the plan;

                  (2) Excise taxes assessed on a director with respect to an employee benefit plan pursuant to applicable law shall be deemed fines; and

                  (3) Action taken or omitted by the director with respect to an employee benefit plan in the performance of the director's duties for a purpose reasonably believed by the director to be in the interest of the participants and beneficiaries of the plan shall be deemed to be for a purpose which is not opposed to the best interests of the corporation.

         (j) OFFICER, EMPLOYEE OR AGENT. Unless limited by the articles of incorporation:

                  (1) An officer of the corporation shall be indemnified as and to the extent provided in subsection (d) of this section for a director and shall be entitled, to the same extent as a director, to seek indemnification pursuant to the provisions of subsection (d);

                  (2) A corporation may indemnify and advance expenses to an officer, employee, or agent of the corporation to the same extent that it may indemnify directors under this section; and

                  (3) A corporation, in addition, may indemnify and advance expenses to an officer, employee, or agent who is not a director to such further extent, consistent with law, as may be provided by its articles of incorporation, bylaws, general or specific action of its board of directors, or contract.

         (k) INSURANCE. A corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee, or agent of the corporation, or who, while a director, officer, employee, or agent of the corporation, is or was serving at the request of the corporation as a director, officer, partner, trustee, employee, or agent of another foreign or domestic corporation, partnership, joint venture, trust, other enterprise, or employee benefit plan against any liability asserted against and incurred by such person in any such capacity or arising out of such person's position, whether or not the corporation would have the power to indemnify against liability under the provisions of this section.

         (l) REPORT OF INDEMNIFICATION TO STOCKHOLDERS. Any indemnification of, or advance of expenses to, a director in accordance with this section, if arising out of a proceeding by or in the right of the corporation, shall be reported in writing to the stockholders with the notice of the next stockholders' meeting or prior to the meeting.

ITEM 16.          EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

         (a)      Exhibits


         Exhibit       Description
         No.
         2.1      Plan of Restructure (incorporated by reference to Exhibit 2.1 to the
                  Registrant's registration statement No. 333-37173 on Form S-4).

         2.2 Agreement of Merger (incorporated by reference to Exhibit 2.2 to the Registrant's registration statement No. 333-37173 on Form
                  S-4).

         3.1      Articles of Incorporation of National Health Realty, Inc.
                  (incorporated by reference to Exhibit 3.1 to the Registrant's registration statement No. 333-37173 on Form S-4).

         3.2      Bylaws of National Health Realty, Inc. (incorporated by reference to Exhibit 3.2 to the Registrant's registration statement No.
                  333-37173 on Form S-4).

         3.3 Limited Partnership Agreement of NHR/OP, L.P.(incorporated by reference to Exhibit 3.3 to the Registrant's registration statement No. 333-37173 on Form S-4).

         4        Indenture of Trust and Security Agreement dated as of December
                  1, 1990 by and among National Health Corporation Leveraged
                  Employee Stock Ownership Trust, National Health Corporation,
                  and National HealthCorp L.P. to State Street Bank and Trust
                  Company of Connecticut, National Association, as Indenture
                  Trustee and Barnett Banks Trust Company, National Association,
                  as Florida Co-Indenture Trustee (incorporated by reference to
                  Exhibit 4 to the Registrant's registration statement No. 333-37173 on Form S-4).

         5        Opinion of Harwell Howard Hyne Gabbert & Manner, P.C.

         23.1     Consent of Independent Public Accountants

         23.2     Consent of Harwell Howard Hyne Gabbert & Manner, P.C.
                  (Included in Exhibit 5)

ITEM 17.          UNDERTAKINGS.

         The undersigned registrant hereby undertakes:

         1. To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

                  (a) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933 (the "Act"), unless the foregoing information is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") that are incorporated by reference in this Registration Statement; and

                  (b) to reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement, unless the foregoing information is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or 15(d) of the Exchange Act that are incorporated by reference in this Registration Statement; and

                  (c) to include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in the Registration Statement.

         2. That, for the purpose of determining any liability under the Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

         3. To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         4. That for purposes of determining any liability under the Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in this Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         5. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES



        Pursuant to the requirements of the Securities Act, the registrant has duly caused this Amendment to Registration Statement on Form S-3 to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Murfreesboro, State of Tennessee on the 29th day of September, 1999.



                                     NATIONAL HEALTH REALTY, INC.


                                     By: /s/ W. Andrew Adams
                                         -------------------------------------
                                         W. Andrew Adams
                                         President and Chief Executive Officer





         Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed on the dates indicated by the following persons in the capacities indicated.



            Signature                              Title                             Date
      /s/ W. Andrew Adams               Chairman, President, Chief             September 29, 1999
- -------------------------------------   Executive Officer and Director
W. Andrew Adams                         (Chief Executive Officer)

    /s/ Richard F. LaRoche, Jr.         Secretary and Director,                September 29, 1999
- -------------------------------------   (Chief Financial Officer)
Richard F. LaRoche, Jr.

                                        Director                               September   , 1999
- -------------------------------------                                                   ---
J. K. Twilla

                     *                  Director                               September 29, 1999
- -------------------------------------
Robert G. Adams

                     *                  Director                               September 29, 1999
- -------------------------------------
Olin O. Williams

                     *                  Director                               September 29, 1999
- -------------------------------------
Ernest G. Burgess, III

* By   /s/ Richard F. LaRoche, Jr.
       ------------------------------
       Richard F. LaRoche, Jr.
       Attorney-in-Fact